EXHIBIT 99.2


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                               [GRAPHIC OMITTED]

                        [LOGO - VERMILION ENERGY TRUST]



                                  ANNUAL REPORT

                                      2004



                      MANAGEMENT'S DISCUSSION AND ANALYSIS




2004 Annual Report - Vermilion Energy Trust                                    1


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


MANAGEMENT'S DISCUSSION AND ANALYSIS


The following is management's discussion and analysis (MD&A) dated February 11, 2004 of Vermilion's operating and financial results for the years ended December 31, 2004 and 2003. This discussion should be read in conjunction with the Trust's audited consolidated financial statements for the years ended December 31, 2004 and 2003, together with accompanying notes.

NON-GAAP MEASURES

Included in this report are references to terms commonly used in the oil and gas industry, such as cash flow and cash flow per unit which is expressed before changes in non-cash working capital and is used by the Trust to analyze operating performance, leverage and liquidity. These terms are not defined by Generally Accepted Accounting Principles ("GAAP"). Consequently, these are referred to as non-GAAP measures. Cash flow, as discussed in this report, appears as a separate caption on the Trust's cash flow statement and is reconciled to both net income and cash flow from operations.

FORWARD-LOOKING INFORMATION

This report contains forward-looking financial and operational information including earnings, cash flow, production and capital expenditure projections. These projections are based on the Trust's expectations and are subject to a number of risks and uncertainties that could materially affect the results. These risks include, but are not limited to, future commodity prices, exchange rates, interest rates, geological risk, reserves risk, political risk, product demand and transportation restrictions.


HIGHLIGHTS                                                                              2004       2003*       2002
-------------------------------------------------------------------------------------------------------------------
Revenues ($m)                                                                        354,525     314,146    287,540
Net earnings ($m)                                                                    108,917      41,216     41,322
   Per unit 2004, 2003, per share in 2002 ($)                                           1.81        0.78       0.74
Funds from operations ($m)                                                           170,179     144,761    157,365
   Per unit 2004, 2003, per share in 2002 ($)                                           2.83        2.73       2.82
Return on equity (%)                                                                    28.9        12.0       13.7
Total assets ($m)                                                                    844,602     780,589    811,711
WTI (US$/bbl)                                                                          41.40       31.04      25.83
AECO (CDN$/mcf)                                                                         6.56        6.69       4.07
Realized price ($/boe)                                                                 39.48       37.52      30.75
CASH FLOW NETBACK ($/BOE) 1                                                            20.19       17.29      16.83
-------------------------------------------------------------------------------------------------------------------
* Restated in accordance with accounting changes required by changes to the CICA handbook 1 2003 netbacks are calculated including the impact of $25.6 million of reorganization costs

2004 SUMMARY OF QUARTERLY RESULTS                                           Q1            Q2          Q3         Q4
-------------------------------------------------------------------------------------------------------------------
Revenue ($m)                                                            77,610        87,420      96,260     93,235
Net earnings from continuing operations ($m)                             6,148        14,660      10,253     16,353
Net earnings ($m) 1                                                      6,976        73,535      10,253     18,153
NET EARNINGS ($/UNIT) 1                                                   0.11          1.23        0.17       0.30
-------------------------------------------------------------------------------------------------------------------

2003 SUMMARY OF QUARTERLY RESULTS (RESTATED)                                Q1            Q2          Q3         Q4
-------------------------------------------------------------------------------------------------------------------
Revenue ($m)                                                            87,579        81,094      72,359     73,114
Net earnings (loss) from continuing operations ($m)                     (1,388)       27,999       9,331      6,759
Net earnings (loss) ($m)                                                (2,080)       27,578       8,687      7,031
NET EARNINGS (LOSS) ($/UNIT)                                             (0.04)         0.53        0.16       0.13
-------------------------------------------------------------------------------------------------------------------

1 Net earnings and net earnings per unit is restated for non-controlling interest pertaining to exchangeable shares as required by changes to the CICA handbook.


2004 Annual Report - Vermilion Energy Trust                                    2

QUARTERLY RESULTS

Quarterly results for the most recent two years have remained relatively consistent except in three instances. Net earnings in the three months ended March 31, 2003 were reduced as a result of the one-time re-organization costs of $25.6 million related to the Plan of Arrangement. The increase in earnings in the three months ended June 30, 2003 was related to the reduction in tax rates for Canadian resource activities combined with the fact that with the structure of the Trust, the future income tax liability recorded in the balance sheet will be recovered through earnings over time. The increase in earnings in the three months ended June 30, 2004 relates to the sale of Aventura for a net gain of $68.0 million. The Trust restated its prior period financial statements to reflect the Aventura net assets as "held for sale".

FOURTH QUARTER 2004

Revenue for the three months ended December 31, 2004 increased 28% over the three months ended December 31, 2003. This increase is due to an increase in production resulting from the acquisition of assets in the Netherlands as well as increased prices received. WTI increased 55% quarter over quarter and AECO increased 14% in the same period. Earnings increased significantly due mostly to the increase in revenues and the gain on derivative instruments for the quarter.

OPERATIONAL ACTIVITIES

In Canada, the Trust participated in the drilling of forty-three wells (23.0 net) in 2004, resulting in eight gas wells (4.4 net), two oil wells (1.7 net), two abandoned wells (0.7 net) and thirty-one standing wells (16.2 net) awaiting further evaluation, completion or tie-in. These numbers include 25 (10.8 net) wells drilled with Glacier, targeting coalbed methane and shallow gas. Less than one half of Vermilion's 2004 capital program in Canada was spent on drilling.

Vermilion will participate with Glacier in the drilling of 50-75 wells in 2005. The balance of Vermilion's 2005 drilling program will target infill wells identified by historical drilling success or recompletion success in the areas of interest.

In addition to the Trust's drilling operations, Vermilion had seven wells drilled on its lands by third party operators through farm-out arrangements in 2004. Vermilion maintained an overriding royalty or small working interest in these wells.

In France, Vermilion completed the La Torche 2 well during the first quarter of 2004 establishing further drilling opportunities which will be pursued over the next few years. In the Parentis field in the Aquitaine Basin workovers and recompletions enabled the Trust to maintain year-end exit rates of production in France constant at approximately 6,000 boe/d. Up to four wells could be drilled in the Paris Basin in 2005, depending upon the success of the program.

In the Netherlands, Vermilion assumed full operatorship of all properties and facilities, including operatorship of the Zuidwal offshore platform. The Trust also participated in the drilling and completion of the Zuidwal A-10 well. The well appears to be in communication with the existing Zuidwal reservoir and no additional reserves can be attributed to the A-10 well. Production from the Zuidwal field is expected to increase marginally as a result of the A-10 well and other workover activities currently underway. Vermilion will continue to pursue the optimization of production from the Netherland properties in 2005.

PRODUCTION

Production in Canada during 2004 averaged 5,723 bbls/d of oil and NGL's and 46.4 mmcf/d of natural gas compared to 6,678 bbls/d of oil and NGL's and 60.0 mmcf/d of natural gas in 2003. Fourth quarter production averaged 5,510 bbls/d of oil and NGL's and 41.3 mmcf/d of natural gas, representing an annual decline of approximately 17.7% compared to fourth quarter 2003 volumes.


2004 Annual Report - Vermilion Energy Trust                                    3

Production in France averaged 6,018 boe/d in 2004 a 4.0% decline compared to 6,271 boe/d production in 2003. Fourth quarter production averaged 5,954 boe/d and benefited from a recent recompletion in the Parentis field in the Aquitaine Basin. Only one well, La Torche 2, was completed in 2004.

Production in the Netherlands, acquired in May 2004, averaged 3,519 boe/d annualized for the year. Fourth quarter production from the Netherlands averaged 5,593 boe/d.


2004 Annual Report - Vermilion Energy Trust                                    4

Total Trust production averaged 22,990 boe/d in 2004, compared to 22,942 boe/d in 2003. Production declines in Canada and France were offset with the acquisition of production in the Netherlands. Vermilion will benefit from a full year of Netherlands production in 2005 as well as from additional volumes from our proposed Australian acquisition which was announced on February 1, 2005.


                      YEAR ENDED DECEMBER 31, 2004    YEAR ENDED DECEMBER 31, 2003     YEAR ENDED DECEMBER 31, 2002
-------------------------------------------------------------------------------------------------------------------
                            OIL &  NATURAL                 OIL &   NATURAL                  OIL &  NATURAL
                             NGLS      GAS   TOTAL           NGLS      GAS   TOTAL           NGLS      GAS    TOTAL
                         (BBLS/D) (MMCF/D) (BOE/D)       (BBLS/D) (MMCF/D) (BOE/D)       (BBLS/D) (MMCF/D)  (BOE/D)
-------------------------------------------------------------------------------------------------------------------
Vermilion Energy Trust
     Canada                 5,723    46.38  13,453          6,678    59.96  16,671          7,669    69.56   19,262
     France                 5,763     1.53   6,018          6,018     1.51   6,271          6,053     1.32    6,273
     NETHERLANDS 1             13    21.03   3,519              -        -       -              -        -        -
-------------------------------------------------------------------------------------------------------------------
     TOTAL                 11,499    68.94  22,990         12,696    61.47  22,942         13,722    70.88   25,535
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1  Effective from May 19th, 2004

2004 QUARTERLY PRODUCTION (BOE/D)                                             Q1          Q2          Q3         Q4
-------------------------------------------------------------------------------------------------------------------

Canada                                                                    15,055      13,502      12,875     12,398
France                                                                     6,262       5,991       5,869      5,954
NETHERLANDS 1                                                                  -       2,882       5,553      5,593
-------------------------------------------------------------------------------------------------------------------
TOTAL                                                                     21,317      22,375      24,297     23,945
-------------------------------------------------------------------------------------------------------------------
1  Effective from May 19th, 2004

2003 QUARTERLY PRODUCTION (BOE/D)                                             Q1          Q2          Q3         Q4
-------------------------------------------------------------------------------------------------------------------

Canada                                                                    17,908      17,739      16,001     15,073
FRANCE                                                                     6,224       6,334       6,090      6,437
-------------------------------------------------------------------------------------------------------------------
TOTAL                                                                     24,132      24,073      22,091     21,510
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

CAPITAL EXPENDITURES

Capital spending for the year totalled $161.2 million compared to $79.6 million spent in 2003. Of this total, approximately $85 million relates to the acquisition in the Netherlands, $8.9 million relates to two minor acquisitions completed in the fourth quarter with the remainder spent on drilling and development activities.


CAPITAL EXPENDITURES ($M)                                                               2004        2003       2002
-------------------------------------------------------------------------------------------------------------------
Land                                                                                     493       1,520      9,914
Seismic                                                                                  787       1,272      5,947
Drilling and completion                                                               34,469      47,440     61,849
Production equipment and facilities                                                   15,757      11,887     16,443
Workovers                                                                              9,999      12,861     11,829
CAPITALIZED EXPLORATION ADMINISTRATION                                                 1,670       2,061      3,248
-------------------------------------------------------------------------------------------------------------------
Drilling and development expenditures                                                 63,175      77,041    109,230
Property acquisitions (dispositions)                                                  93,990      (1,294)    23,433
Corporate acquisitions                                                                     -           -     97,334
OTHER                                                                                  4,084       3,819      4,082
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                                                                                     161,249      79,566    234,079
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CAPITAL EXPENDITURES BY COUNTRY ($M)                                                    2004        2003       2002
-------------------------------------------------------------------------------------------------------------------
Canada                                                                                31,722      33,511    134,336
France                                                                                35,028      30,469     25,092
Netherlands                                                                           94,499           -          -
TRINIDAD                                                                                   -      15,586     74,651
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2004 Annual Report - Vermilion Energy Trust                                    5



                                                                                     161,249      79,566    234,079
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

FINANCIAL REVIEW

The Trust, excluding Verenex, generated cash flow of $169.8 million ($2.57 per unit including exchangeables) in 2004, compared to $144.8 million ($2.47 per unit including exchangeables) in 2003. The Trust's distributions in the year totalled $122.6 million or $2.04 per unit for a payout ratio of 72%. Capital expenditures in the year totalled $144.7 million. Vermilion's share of the cost to drill and complete the Zuidwal A-10 well has been included in the acquisition cost of the Netherlands assets and is not included in development capital. During the year, Vermilion contributed $15.3 million to the Trust's reclamation fund to provide for future abandonment liabilities bringing the fund balance to $17.0 million.

CASH FLOW NETBACKS

Cash flow was $170.2 million in 2004, up from $144.8 million in 2003. A higher average wellhead price was recorded in 2004 as a result of a 3% increase in AECO pricing and a 33% increase in average WTI pricing compared with 2003.


2004 CASH FLOW ($/BOE)               Q1            Q2          Q3           Q4          2004        2003       2002
-------------------------------------------------------------------------------------------------------------------
Oil and gas revenues              41.71         44.21       43.79        43.04         43.21       39.90      31.15
Oil hedging losses                (2.84)        (3.34)      (4.35)       (4.23)        (3.73)      (2.38)     (0.40)
Royalties (net)                   (9.67)        (8.33)      (6.74)       (5.75)        (7.54)      (8.92)     (6.56)
Transportation                    (1.43)        (1.35)      (0.99)       (0.97)        (1.17)      (1.24)         -
OPERATING COSTS                   (6.16)        (6.72)      (6.86)       (6.74)        (6.63)      (6.11)     (4.60)
-------------------------------------------------------------------------------------------------------------------
Operating netbacks                21.61         24.47       24.85        25.35         24.14       21.25      19.59
General and administration        (1.58)        (1.67)      (1.59)       (1.53)        (1.59)      (1.24)     (1.00)
Reorganization costs                  -             -           -            -             -       (1.05)         -
Interest                          (0.69)        (0.39)      (0.17)       (0.26)        (0.37)      (1.05)     (0.60)
Current and capital taxes         (1.24)        (1.99)      (2.81)       (1.97)        (2.03)      (0.59)     (1.17)
FOREIGN EXCHANGE                      -          0.05        0.09            -          0.04       (0.03)      0.01
-------------------------------------------------------------------------------------------------------------------
CASH FLOW NETBACKS                18.10         20.47       20.37        21.59         20.19       17.29      16.83
-------------------------------------------------------------------------------------------------------------------

2003 CASH FLOW ($/BOE)               Q1            Q2          Q3           Q4
--------------------------------------------------------------------------------
Oil and gas revenues              43.48         38.19       37.50        39.12
Oil hedging losses                (3.16)        (1.12)      (1.89)       (2.18)
Royalties (net)                   (9.54)        (9.38)      (8.51)       (8.24)
Transportation                    (1.16)        (1.34)      (1.10)       (1.35)
OPERATING COSTS                   (5.45)        (5.79)      (6.38)       (6.90)
--------------------------------------------------------------------------------
Operating netbacks                24.17         20.56       19.62        20.45
General and administration        (1.15)        (1.31)      (1.18)       (1.31)
Reorganization costs              (4.06)            -           -            -
Interest                          (0.95)        (1.00)      (1.18)       (1.06)
Current and capital taxes         (0.66)        (0.60)      (0.53)       (0.59)
FOREIGN EXCHANGE                      -             -           -        (0.11)
--------------------------------------------------------------------------------
CASH FLOW NETBACKS                17.35         17.65       16.73        17.38
--------------------------------------------------------------------------------

REVENUE

Total revenues in 2004 were $354.5 million compared to $314.1 million in 2003. Vermilion's combined crude oil & NGL price was $47.26 per bbl for 2004, an increase of 13% over the $41.84 per bbl reported in 2003. The natural gas price realized in 2004 was $6.53 per mcf compared to $6.25 per mcf realized a year ago, a 4% year-over-year increase.

In the following chart, "Derivative instruments" is the amortization of the fair value loss of Vermilion's hedges in place as of January 1, 2004.


2004 Annual Report - Vermilion Energy Trust                                    6

                                                                                           YEAR ENDED DECEMBER 31
($000'S EXCEPT PER BOE)                                                                    2004              2003
-----------------------------------------------------------------------------------------------------------------
Crude oil & NGL's                                                                      $199,060          $193,895
Per boe                                                                                  $47.26            $41.84
Natural gas                                                                             165,174           140,187
PER MCF                                                                                   $6.53             $6.25
-----------------------------------------------------------------------------------------------------------------
Combined                                                                                364,234           334,082
DERIVATIVE INSTRUMENTS                                                                   (9,709)          (19,936)
-----------------------------------------------------------------------------------------------------------------
PETROLEUM AND NATURAL GAS REVENUE                                                      $354,525          $314,146
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

DERIVATIVE INSTRUMENTS

Vermilion continues to manage its risk exposure through prudent commodity and currency economic hedging strategies. Vermilion has WTI hedges covering 1,500 bbls/d in 2005 at US$24.80/bbl. Vermilion has Brent hedges covering 1,500 bbls/d in 2005 at US$23.37/bbl.

The impact of Vermilion's hedging program reduced cash netbacks by $3.73 per boe on a combined basis for the year ended 2004 compared to an economic hedging loss of $2.38 per boe in 2003. Oil hedging resulted in a $34.1 million cost for the year, $4.04 per boe for the year. For 2003, oil hedging resulted in a $17.5 million cost for the year, $1.89 per boe for the year. For the year the Trust recorded a net gain from its currency hedges totalling $3.3 million, $0.39 per boe for the year.

ROYALTIES

Total royalties, net of ARTC, decreased to $7.54 per boe in 2004 or 17% of sales compared with $8.92 per boe or 22% of sales in 2003. The decrease is due mostly to the fact that there are no royalties paid in the Netherlands. Gas royalties in Canada have reached a plateau as prices have increased beyond the maximum royalty calculation. In France, royalties for the most part are calculated on a unit of production basis and rates do not fluctuate with price changes.

                                                                                           YEAR ENDED DECEMBER 31
($000'S EXCEPT PER BOE)                                                                    2004              2003
-----------------------------------------------------------------------------------------------------------------
Crude oil & NGL's                                                                       $31,105           $33,242
Per boe                                                                                   $7.39             $7.17
Natural gas                                                                              32,450            41,477
PER MCF                                                                                   $1.28             $1.85
-----------------------------------------------------------------------------------------------------------------
COMBINED                                                                                $63,555           $74,719
-----------------------------------------------------------------------------------------------------------------
PER BOE                                                                                   $7.54             $8.92
-----------------------------------------------------------------------------------------------------------------

OPERATING COSTS

Operating costs increased to $6.63 per boe in 2004 from $6.11 per boe in 2003. The increase in the dollar amount of operating costs over 2003 was due to the acquisition of the Netherland's assets. In Canada, declining production volumes, as well as an increase in electricity rates in 2004, resulted in year over year increases in costs per boe. In France, operating costs are up due primarily to the increase in maintenance work performed in the second and third quarters. The production in the Netherlands reflects operating costs of $6.55 per boe from closing on May 19, 2004 to the end of the year.

                                                                                           YEAR ENDED DECEMBER 31
($000'S EXCEPT PER BOE)                                                                    2004              2003
-----------------------------------------------------------------------------------------------------------------
Crude oil & NGL's                                                                       $30,632           $30,951
Per boe                                                                                   $7.27             $6.68
Natural gas                                                                              25,285            20,210
PER MCF                                                                                   $1.00             $0.90
-----------------------------------------------------------------------------------------------------------------
COMBINED                                                                                $55,917           $51,161
-----------------------------------------------------------------------------------------------------------------


2004 Annual Report - Vermilion Energy Trust                                    7



PER BOE                                                                                   $6.63             $6.11
-----------------------------------------------------------------------------------------------------------------


2004 Annual Report - Vermilion Energy Trust                                    8

TRANSPORTATION

Effective for 2004, Vermilion's transportation costs have been presented as an expense in the statement of earnings whereas previously they were recorded as a reduction of revenue. For comparative purposes, 2003 amounts have been reclassified. Transportation costs, as presented in the statement of earnings, are defined by the point of legal transfer of the product. Transportation costs are dependent upon where the product is sold, product split, location of properties, and industry transportation rates that are driven by supply and demand of available transport capacity. For gas production, legal title transfers at the intersection of major pipelines (referred to as "the Hub") whereas the majority of Vermilion's oil production is sold at the wellhead. The majority of Vermilion's transportation costs are made up of boat charges incurred in the Aquitaine Basin in France where oil production is transported by tanker from Ambes shipping terminal in Bordeaux to Donges, France.

                                                                                           YEAR ENDED DECEMBER 31
($000'S EXCEPT PER BOE)                                                                    2004              2003
-----------------------------------------------------------------------------------------------------------------
TRANSPORTATION                                                                           $9,865           $10,370
-----------------------------------------------------------------------------------------------------------------
PER BOE                                                                                   $1.17             $1.24
-----------------------------------------------------------------------------------------------------------------

GENERAL AND ADMINISTRATION EXPENSES

General and administration expenses for the year increased to $1.59 per boe from $1.24 per boe in 2003. The increase is mainly due to a reduction in the total costs capitalized combined with lower average production volumes on a consolidated basis.

                                                                                           YEAR ENDED DECEMBER 31
($000'S EXCEPT PER BOE)                                                                    2004              2003
-----------------------------------------------------------------------------------------------------------------
GENERAL AND ADMINISTRATION                                                              $13,410           $10,368
-----------------------------------------------------------------------------------------------------------------
PER BOE                                                                                   $1.59             $1.24
-----------------------------------------------------------------------------------------------------------------

REORGANIZATION COSTS

Reorganization costs of $25.6 million in 2003 relate to Vermilion's decision to convert to a trust. Included in this amount are $8.8 million in transaction costs, which include investment banking fees as well as all accounting and legal fees related to the conversion. Also included is $16.8 million representing the value of trust units issued in exchange for the cancellation of all outstanding employee options. All of these costs were incurred in the first quarter of 2003.

UNIT COMPENSATION EXPENSE

A non-cash trust unit compensation expense of $3.18 per boe was recorded in 2004 compared to $0.99 per boe in 2003. This non-cash amount relates to the value attributable to rights granted to officers, directors and employees under the Trust Unit Rights Incentive Plan.

The amounts are determined based on the market price of the units at the financial statement date. The expense in 2004 reflects the significant increase in the trading price of Vermilion's trust units when compared to the unit trading price increases recorded in 2003.

                                                                                           YEAR ENDED DECEMBER 31
($000'S EXCEPT PER BOE)                                                                    2004              2003
-----------------------------------------------------------------------------------------------------------------
UNIT COMPENSATION EXPENSE                                                               $26,766            $8,303
-----------------------------------------------------------------------------------------------------------------
PER BOE                                                                                   $3.18             $0.99
-----------------------------------------------------------------------------------------------------------------


2004 Annual Report - Vermilion Energy Trust                                    9

INTEREST EXPENSE

Interest expense decreased to $0.37 per boe in 2004 from $1.05 per boe in 2003 as a result of lower average debt levels. Debt levels are lower in 2004 primarily as a result of the December 2003 equity financing issue combined with the sale of Aventura which closed in May 2004. The Trust's interest rates are primarily based on short term Bankers' Acceptance rates.

                                                                                           YEAR ENDED DECEMBER 31
($000'S EXCEPT PER BOE)                                                                    2004              2003
-----------------------------------------------------------------------------------------------------------------
INTEREST                                                                                 $3,086            $9,348
-----------------------------------------------------------------------------------------------------------------
PER BOE                                                                                   $0.37             $1.05
-----------------------------------------------------------------------------------------------------------------

DEPLETION AND DEPRECIATION EXPENSE

Depletion and depreciation expenses increased to $11.30 per boe in 2004 from $10.98 per boe in 2003. The increase is due mainly to the increase of finding and development costs in Canada. Depletion also increased as a result of the asset increase due to the implementation of the E1C 151 change described in accounting policy changes.

                                                                                           YEAR ENDED DECEMBER 31
($000'S EXCEPT PER BOE)                                                                    2004              2003
-----------------------------------------------------------------------------------------------------------------
DEPLETION AND DEPRECIATION                                                              $95,279           $91,947
-----------------------------------------------------------------------------------------------------------------
PER BOE                                                                                  $11.30            $10.98
-----------------------------------------------------------------------------------------------------------------

TAXES

The Trust's current tax provision has increased to $2.03 per boe in 2004 from $0.59 per boe in 2003. The current provision is based on an approximate $14.6 million tax liability in France (which includes payment of a disputed registration tax of 2.6 million Euros related to 1997 and payment of 1.6 million Euros related to an RCDM audit) and an approximate $8.5 million tax liability in the Netherlands for the full year. The tax liability in the Netherlands will be allocated to the purchase price for the period from January 1 to May 19 2004 in accordance with the allocation of revenues and expenses related to the Netherlands assets for that same time period. In Canada, it is anticipated that there will be no current taxes due with the exception of capital taxes which are assessed on an annual basis. The recovery in future income taxes is a result of the taxable portion of distribution payments made to unitholders. In the Trust's structure, payments are made between the operating company and the Trust transferring both income and future income tax liability to the unitholder. Therefore it is the opinion of management that no cash income taxes in Canada are expected to be paid by the operating company in the future, and as such, the future income tax liability recorded on the balance sheet related to Canadian operations will be recovered through earnings over time.

In 2004 a reduction in the Alberta corporate income tax rate was substantially enacted. This reduction amounted to a recovery of future income taxes of approximately $2 million in 2004.

                                                                                           YEAR ENDED DECEMBER 31
($000'S EXCEPT PER BOE)                                                                    2004              2003
-----------------------------------------------------------------------------------------------------------------
CURRENT AND CAPITAL TAX                                                                 $17,108            $4,966
-----------------------------------------------------------------------------------------------------------------
PER BOE                                                                                   $2.03             $0.59
-----------------------------------------------------------------------------------------------------------------

ASSET RETIREMENT OBLIGATION

At December 31, 2004, Vermilion had recorded an asset retirement obligation of $51.7 million for future abandonment and reclamation of its properties. Previously reported amounts for the period ended December 31, 2003 have been restated for the impact of the change in accounting policy for asset retirement obligation that was implemented in 2003 and required retroactive application with restatement of prior periods.


2004 Annual Report - Vermilion Energy Trust                                   10

                                                                                           YEAR ENDED DECEMBER 31
($000'S EXCEPT PER BOE)                                                                    2004              2003
-----------------------------------------------------------------------------------------------------------------
ACCRETION EXPENSE                                                                        $2,261            $1,134
-----------------------------------------------------------------------------------------------------------------
PER BOE                                                                                   $0.27             $0.13
-----------------------------------------------------------------------------------------------------------------


2004 Annual Report - Vermilion Energy Trust                                   11

FOREIGN EXCHANGE

A combined realized and unrealized foreign exchange gain of $0.16 per boe was recorded in 2004 with a loss of $0.36 per boe in 2003. The gain is mostly unrealized and relates to the strengthening Canadian dollar versus the Euro on the Netherlands asset retirement obligation.

                                                                                           YEAR ENDED DECEMBER 31
($000'S EXCEPT PER BOE)                                                                    2004              2003
-----------------------------------------------------------------------------------------------------------------
FOREIGN EXCHANGE LOSS (GAIN)                                                           $(1,285)            $2,998
-----------------------------------------------------------------------------------------------------------------
PER BOE                                                                                 $(0.16)             $0.36
-----------------------------------------------------------------------------------------------------------------

EARNINGS

Net earnings from continuing operations in the year increased to $47.4 million, $0.79 per unit from $42.7 million, $0.80 per unit in 2003. Earnings in the year were affected by the new accounting policies adopted in the year. The most significant changes to pre-tax earnings were unit compensation expense which added an additional expense of $26.8 million or $0.44 per unit and the loss on derivative instruments which decreased pre-tax earnings by $16.9 million or $0.28 per unit. Despite the changes in policy, earnings from continuing operations were similar to 2003 due to increased revenues resulting from stronger pricing this year over last. Earnings from discontinued operations were as a result of the sale of Aventura.

LIQUIDITY AND CAPITAL RESOURCES

Vermilion's debt (net of working capital) on December 31, 2004 was $84.7 million excluding Verenex working capital and the mark-to-market liability for unrealized hedging losses. There were no changes to Vermilion's credit facility in the year. The facility structure is comprised of a one year revolving period with a one year term to follow with a final settlement payment required at the end of the second year.

Vermilion maintained bank credit facilities of $240 million with a syndicate of banks, resulting in unused debt capacity of $155 million at December 31, 2004. These credit facilities automatically increase to $270 million upon finalization of security over the assets in the Netherlands. Vermilion is in a position to use its credit facilities to expand its business in 2005 if opportunities are identified that will add value.

LIQUIDITY AND CAPITAL RESOURCES                                                         2004        2003       2002
-------------------------------------------------------------------------------------------------------------------
Debt and working capital ($m)                                                         84,686     131,498    186,769
Bank facility ($m)                                                                   240,000     240,000    270,000
Unused bank facility ($m)                                                            155,314     108,502     83,231
Debt-to-cash-flow ratio 1                                                               0.50        0.87       1.19
DEBT-TO-EQUITY RATIO 1                                                                  0.22        0.38       0.58
-------------------------------------------------------------------------------------------------------------------

1 Debt includes working capital

Vermilion has a long-term and short-term need for capital. Short-term working capital will be required to finance accounts receivable, drilling deposits and other similar short-term assets. Short-term capital may also be used from time to time to fund cash distributions to maintain consistent monthly cash distributions to unitholders of the Trust. However, the acquisition and development of petroleum and natural gas properties requires large amounts of long-term capital. There are essentially three components in financing the capital needs of Vermilion: debt, equity and internally generated cash.

During 2004, Vermilion negotiated the terms of an amended credit facility with its banking syndicate to provide a revolving term loan of $240 million, increasing to $270 million upon completion of certain security arrangements. The period under the revolving term loan is expected to expire on June 30, 2005. That revolving period may be extended, at the option of the lenders, for a further 364 days. If the lenders convert the revolving credit facility to a non-revolving credit facility, the amounts outstanding


2004 Annual Report - Vermilion Energy Trust                                   12
under the facility become repayable 12 months after the end of the revolving period. The cost of funds borrowed under the credit facility is calculated by reference to a Canadian chartered bank's prime rate or United States' base rate or a specified adjusted interbank deposit rate, stamping fee or discount rate, depending on the form of borrowing. Security for amounts outstanding is provided by, among other things, floating charge oil and gas debentures over all of the present assets and after-acquired assets. Vermilion anticipates the prudent use of increased amounts of debt as the cash flow stream of its assets supports additional debt capacity. There is currently an active market for the equity financing of Canadian resource trusts. Accordingly, any future significant acquisition of producing properties is expected to be financed through the issuance of trust units combined with additional bank debt. The Trust accessed the capital markets in December 2003 by issuing 6.05 million trust units at a price of $14.10 per trust unit for gross proceeds of approximately $85 million. There are no assurances the equity markets will continue to be active for royalty trusts.

Internally generated cash is used mainly for distributions with any surplus amounts spent on capital requirements. Internal cash flow is significantly influenced by commodity prices. Other risks include exchange rates, interest rates and marketing opportunities, among others. For a thorough discussion of these risks and how they are managed by Vermilion, please see the section on Risk Management.

RECLAMATION FUND

Vermilion has established a reclamation fund for the ultimate payment of environmental and site restoration costs on its asset base. The reclamation fund will be funded by Vermilion Resources Ltd. and/or its subsidiaries. Contributions in 2004 totalled $15.3 million. The contribution in the second quarter included a one-time payment of $10 million as a result of a decision by management to use a portion of the proceeds from the sale of Aventura to build the fund to a more meaningful level. Contributions are currently made on a barrel of oil equivalent of production basis in Canada, France and the Netherlands and are occasionally supplemented with lump sum contributions. Contribution levels to the reclamation fund will be reviewed on a regular basis and will be adjusted when necessary to ensure reclamation obligations associated with the Trust's assets will be substantially funded when the costs are forecast to be incurred.

DISTRIBUTIONS

Vermilion maintained monthly distributions at $0.17 per unit for the year distributing a total of $122.6 million compared to $98.9 million in 2003 before the impact of the Trust's DRIP program. Vermilion has maintained its distributions at $0.17 per month since its conversion to a trust, resulting in 23 continuous months of distributions at this level. Of the distributions paid in the year, approximately 85% will be taxed in the hands of taxable Canadian unitholders' as other income. The balance, considered to be a return of capital, is tax deferred and will reduce the adjusted cost base of trust units held by unitholders'.

UNITHOLDERS' EQUITY

During the year approximately 1.5 million units were issued on conversion of exchangeable shares, unit rights exercised, issued pursuant to the terms of the Trust's bonus plan and unitholders' participation in the distribution reinvestment plan. Unitholders' capital increased during the year by $26.1 million as a result of the issuance of a portion of those units. This increase in equity was offset by cash distributions of $122.6 million in the year.

NON-CONTROLLING INTEREST

The Trust has recorded non-controlling interest attributed to the issued and outstanding exchangeable shares in accordance with new accounting requirements pursuant to EIC-151 (see Note 3 of the consolidated financial statements for further discussion). The intent of the new standard is that exchangeable shares

2004 Annual Report - Vermilion Energy Trust                                   13
of a subsidiary which are transferable to third parties, outside of the consolidated entity, represent a non-controlling interest in the subsidiary.

The exchangeable shares are transferable to third parties. In all circumstances, including in the event of liquidation or insolvency, holders of exchangeable shares will receive trust units in exchange for their exchangeable shares and as a result the exchangeable shares and trust units are considered to be economically equivalent. Therefore, the Trust does not believe that there is a permanent non-controlling interest as all exchangeable shares will ultimately be exchanged for trust units by passage of time whereby the exchangeable shares will be redeemed for trust units. Consequently, as the exchangeable shares are exchanged for trust units over time, the non-controlling interest will decrease and eventually will be nil when all exchangeable shares have been exchanged for trust units on or before January 22, 2013. However, the Trust has reflected the non-controlling interest in accordance with the requirements of EIC-151.


2004 Annual Report - Vermilion Energy Trust                                   14

The non-controlling interest in 2004 of $23.1 million ($15.1 million in 2003) on the consolidated balance sheet represents the book value of exchangeable shares plus accumulated earnings attributable to the outstanding exchangeable shares. The reduction in 2004 and 2003 net income, respectively, of $8.7 million and $4.2 million, represents the net income attributable to the exchangeable shareholders for 2004 and 2003. As the exchangeable shares are converted to trust units, Unitholders' capital is increased for the fair value of the trust units issued.

As at December 31, 2004 there were 4.7 million exchangeable shares outstanding at exchange ratio of 1.26626 whereby 5.9 million trust units would be issuable upon conversion. The exchangeable shares can be converted into trust units or redeemed by the exchangeable share holder for trust units at any time. Vermilion may redeem all outstanding exchangeable shares on or before January 22, 2013 and may redeem the exchangeable shares at any time if the number of exchangeable shares outstanding falls below 500,000 shares. Vermilion may issue cash or trust units upon redemption of exchangeable shares and it is the intention to issue trust units upon redemption.

PROPOSED TRANSACTION

On February 1, 2005, the Trust announced that it has entered into a letter of intent to acquire 4,800 bopd of production through a 60% operated interest in an offshore field located on Western Australia's Northwest Shelf. The purchase price for the proposed transaction is approximately C$95 million effective January 1, 2005, subject to normal closing adjustments, and the transaction is scheduled to close by March 1, 2005. Closing is subject to the parties entering into a definitive purchase and sale agreement, the satisfaction of all conditions precedent and the receipt of all necessary regulatory approvals. The transaction is also subject to the waiver of first rights of refusal by the owner of the remaining 40% working interest.

DISCONTINUED OPERATIONS

The Trust made a strategic decision to sell its interest in the Trinidad operations. On May 6, 2004, the Trust completed the sale of the shares of its subsidiary, Aventura, for gross proceeds of $164.6 million. As a result, the Trust realized an estimated $68.0 million (net of tax) gain on the sale of shares, which was recorded in the second quarter.

RISK MANAGEMENT

Crude oil and natural gas exploration, production, acquisition and marketing operations involve a number of risks. These risks include operational fluctuations in commodity prices, exchange rates, interest rates, exploration uncertainties, product demand, transportation restrictions and governmental regulatory changes.

Vermilion considers its commodity price risk management program as a form of insurance that protects its cash flow and rate of return. The primary objective of the risk management program is to support Vermilion's distributions and its internal capital development program. Maintenance of a strong financial position and a stable cash flow stream through the development of long-life reserves is key to mitigating business risks.

To manage the adverse impact of significant movements in commodity prices, exchange rates and interest rates, Vermilion uses over-the-counter financial structures as well as fixed/collar structures as a part of physical natural gas sales. Vermilion has strict controls and guidelines in place and enacts transactions only with counter parties that have high credit ratings.

Vermilion maintains an insurance program consistent with industry practice to protect against losses from accidental destruction of assets, well blowouts, pollution and other business interruptions.

CURRENCY RISK


2004 Annual Report - Vermilion Energy Trust                                   15

Vermilion's primary exposure to currency risk comes from a revenue stream in Canada and France that is denominated in U.S. dollars. Vermilion's exposure to fluctuations in the Euro is limited primarily to reinvestment and repatriation of funds and forward-sale contracts can be used to mitigate these risks. The remaining cash flow from Vermilion's French operations is reinvested in France, creating a natural hedge to the working capital and cash flow stream when they are converted to Euros.


2004 Annual Report - Vermilion Energy Trust                                   16

CRITICAL ACCOUNTING ESTIMATES

The amounts recorded for depletion and depreciation of property, plant and equipment and the provision for future asset retirement obligations are based on estimates. The ceiling test calculation is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements from changes in such estimates in future years could be significant.

SENSITIVITIES

Crude oil and natural gas prices may change significantly because of factors Vermilion cannot control. The following table provides a summary of estimated sensitivities to price fluctuations for pro-forma production levels and expenses for the year ended December 31, 2005.

                                                                CASH AVAILABLE FOR DISTRIBUTIONS     CASH AVAILABLE
                                                                PER UNIT AND EXCHANGEABLE SHARES  FOR DISTRIBUTIONS
-------------------------------------------------------------------------------------------------------------------
Change in crude oil price by Cdn$1.00/bbl                                                $  0.04     $  2.6 million
Change in natural gas price by Cdn$0.10/mcf                                              $  0.01     $  1.0 million
Change in interest rate by one point                                                     $  0.01     $  0.7 million
Change in Cdn/U.S. foreign exchange rate by one point                                    $  0.02     $  1.7 million
CHANGE IN CDN/EURO FOREIGN EXCHANGE RATE BY ONE POINT                                    $  0.00     $  0.3 MILLION
-------------------------------------------------------------------------------------------------------------------

OFF BALANCE SHEET ARRANGEMENTS

The Trust has certain lease agreements that are entered into in the normal course of operations. All leases are treated as operating leases whereby the lease payments are included in operating expenses or G&A expenses depending on the nature of the lease. No asset or liability value has been assigned to these leases in the balance sheet as of December 31, 2004.

The Trust has not entered into any guarantee or off balance sheet arrangements that would adversely impact the Trust's financial position or results of operations.

NEW ACCOUNTING PRONOUNCEMENTS

In 2004, the Trust has applied the requirements of EIC-151 "Exchangeable Securities issued by Subsidiaries on Income Trusts". The Trust's interpretation of this EIC is that the exchangeable securities issued by a corporate subsidiary of the Trust would continue to qualify as a component of Unitholders' Equity rather than non-controlling interest as proposed by the EIC. However, it is the Trust's understanding that the EIC has had recent discussions indicating that the intent of EIC-151 was that all transferable exchangeable shares would be valued and presented as non-controlling interest and as such, the Trust's exchangeable shares have been presented as non-controlling interest in the accompanying consolidated financial statements. As a result, net income was reduced by $8.7 million and $4.2 million, respectively for the non-controlling interest's share of earnings in each of 2004 and 2003.

CICA Accounting Guideline 13 (AcG-13), "Hedging Relationships", became effective for fiscal years beginning on or after July 1, 2003. AcG-13 addresses the identification, designation, documentation and effectiveness of hedging transactions for the purposes of applying hedge accounting. It also establishes conditions for applying or discontinuing hedge accounting. Under the new guideline, hedging transactions must be documented and it must be demonstrated that the hedges are sufficiently effective in order to continue hedge accounting for positions hedged with derivatives. Vermilion is not applying hedge accounting to its hedging relationships, electing instead to account for its hedging activities on a fair value basis. The change in fair value of derivative instruments in 2004 resulted in a $2.00 pre-tax per boe reduction to earnings.


2004 Annual Report - Vermilion Energy Trust                                   17

In 2004, Vermilion adopted the new CICA Handbook section 3110, "Asset Retirement Obligations". This standard focuses on the recognition and measurement of liabilities related to legal obligations associated with the retirement of property, plant and equipment. Under this standard, these obligations are initially measured at fair value and subsequently adjusted for the accretion of discount and any changes in the underlying cash flows. The asset retirement cost is to be capitalized to the related asset and amortized into earnings over time. The adoption of CICA Handbook section 3110 allows for the cumulative effect of the change in accounting policy to be booked to accumulated income with the restatement of prior period comparatives. The adoption of the asset retirement obligation accounting policy, which has been applied retroactively, resulted in a new line item to the income statement called accretion expense which was $0.27 per boe in 2004.

The Trust has a Unit Rights Incentive Plan (the "Plan") for directors, officers and employees. The exercise price of the rights granted may be reduced in future periods under certain conditions. The amount of the reduction cannot be reasonably estimated, as it is dependent upon a number of factors. Therefore, it is not possible to determine a fair value for the rights granted using a traditional option-pricing model and compensation expense has been determined based on the intrinsic value of the rights at the date of exercise or at the date of the financial statements for unexercised rights. The Trust adopted the provisions outlined in Section 3870 Stock Based Compensation of the CICA Handbook in the period and applied the new policy retroactively. Unit compensation expense in 2004 was $3.18 per boe.

Effective January 1, 2004 the Trust adopted Accounting Guideline 16 "Oil and Gas Accounting - Full Cost", which replaces Accounting Guideline 5 "Full Cost Accounting in the Oil and Gas Industry". Accounting Guideline 16 ("AcG-16") modifies how impairment is tested and is consistent with CICA section 3063 "Impairment of Long-lived Assets". Under AcG-16, impairment is recognized if the carrying amount of the capital assets exceeds the sum of the undiscounted cash flows expected to result from the Trust's proved reserves. If the carrying value is not fully recoverable, the amount of impairment is measured by comparing the carrying amounts of the capital assets to an amount equal to the estimated net present value of future cash flows from proved plus probable reserves. This calculation incorporates risks and uncertainties in the expected future cash flows which are discounted using a risk-free rate. Any excess carrying value above the net present value of the future cash flows would be recorded as a permanent impairment. Previously, impairment was tested based on undiscounted future net revenues using proved reserves, and providing for future general and administration expenses, carrying costs, and taxes. The adoption of AcG-16 had no effect on the Trust's financial results.

CONTRACTUAL OBLIGATIONS

Vermilion has a pipeline transportation commitment that runs to October 31, 2005, and has minimum annual payment requirements of Cdn$0.1 million.

ENVIRONMENT, HEALTH AND SAFETY

Vermilion remains committed to conducting its activities in an environmentally responsible manner, protecting the health and safety of its employees and the public in every country in which it operates. It is a condition of employment that Vermilion personnel work safely and in accordance with established regulations and procedures.

In 2004, Vermilion remained committed to the principles of the Environment, Health and Safety Stewardship Program set out by the Canadian Association of Petroleum Producers (CAPP). This voluntary initiative promotes continual improvement in the areas of environment, health and safety performance, supplemented by progress reports to stakeholders.

Vermilion continued its commitment to protect land, water and air, as policies and procedures, demonstrating leadership in these areas, were maintained and further developed in 2004. Examples of accomplishments during the year included:


2004 Annual Report - Vermilion Energy Trust                                   18

- Reducing long-term environmental liabilities through decommissioning, abandoning and reclaiming well leases and facilities;
-    Monitoring long-term liabilities through regular inspections;
-    Continuing reductions in flaring and greenhouse gas emissions;
-    Minimizing waste products by reducing, recycling and recovering; and
- Continuing risk management efforts with detailed emergency-response planning.


2004 Annual Report - Vermilion Energy Trust                                   19

Vermilion is a member of several organizations concerned with environment, health and safety, including the Western Canadian Air Shed and numerous area co-operatives.

In the area of stakeholder relations, Vermilion works to build long-term relationships with environmental stakeholders and communities.

CORPORATE GOVERNANCE

Vermilion is committed to a high standard of corporate governance practices, a dedication that begins at Board level and extends throughout the Trust. We believe good corporate governance is in the best interest of our unitholders, and that successful companies are those that deliver growth and a competitive return along with a commitment to the environment, to the communities where they operate and to their employees. We comply with the objectives and guidelines relating to corporate governance adopted by the Toronto Stock Exchange. In addition, the Board monitors and considers the implementation of corporate governance standards proposed by various regulatory and non-regulatory authorities in Canada. A full examination of our corporate governance policies will be provided in our annual Information Circular, which will be filed on SEDAR (www.sedar.com) and mailed to all unitholders on or before March 31, 2005.


2004 Annual Report - Vermilion Energy Trust                                   20